UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NeuStar, Inc.
(Name of Issuer)

Class A Common Stock, $0.001 par value
(Title of Class of Securities)

64126X 20 1
 (CUSIP Number)

January 1, 2012
(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)
☒   Rule 13d-1(c)
☐    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  64126X 20 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott General Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,056,575
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,056,575
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,056,575
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No.  64126X 20 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,510,000
	6	SHARED VOTING POWER 297,525
	7	SOLE DISPOSITIVE POWER 1,510,000
	8	SHARED DISPOSITIVE POWER 297,525
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,807,525
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No.  64126X 20 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Scott J. Vassalluzzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 106,925
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 106,925
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,925
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON IN

Explanatory Note:

The following constitutes Amendment No. 1 (the “Amendment”) to the joint filing on Schedule 13G by Thomas W. Smith, Scott J. Vassalluzzo and Steven M. Fischer originally filed with the Securities and Exchange Commission on April 8, 2011 (the “Schedule 13G”).  This Amendment modifies the Schedule 13G to reflect, among other things, (i) the addition of Prescott General Partners LLC (“PGP”) as a reporting person and (ii) the removal of Mr. Fischer as a reporting person.  Effective January 1, 2012, each of Messrs. Smith, Vassalluzzo and Fischer assigned their general partnership interests in three private investment limited partnerships (collectively, the “Partnerships”) to PGP.

ITEM 1.	(a)	Name of Issuer:

NeuStar, Inc.

(b)	Address of Issuer's Principal Executive Offices:

46000 Center Oak Plaza
Sterling, VA 20166

ITEM 2.	(a)	Name of Person Filing:

(i) PGP

(ii) Thomas W. Smith

(iii) Scott J. Vassalluzzo

The joint filing of this statement shall not be deemed to be an admission that the reporting persons (the “Reporting Persons”) comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The Reporting Persons each disclaim beneficial ownership of the shares reported in this statement in excess of those shares as to which they have or share voting or investment authority.

(b)	Address of Principal Business Office:

The following is the address of the principal business office of each of the Reporting Persons:

323 Railroad Avenue
Greenwich, CT  06830

(c)	Citizenship:

PGP is a Delaware limited liability company.  Each of Thomas W. Smith and Scott J. Vassalluzzo is a United States citizen.

(d)	Title of Class of Securities:

Class A Common Stock, $0.001 par value

(e)	CUSIP Number:

64126X 20 1

ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

If this Statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.	Ownership

(a)	PGP – 3,056,575 shares; Thomas W. Smith – 1,807,525 shares; Scott J. Vassalluzzo – 106,925 shares.

(b)	PGP – 4.2%; Thomas W. Smith – 2.5%; Scott J. Vassalluzzo – 0.1%.

(c)
PGP, as the general partner of the Partnerships, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of 3,056,575 shares held by the Partnerships.  Mr. Smith has the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 1,510,000 shares.  Mr. Vassalluzzo has the sole power to vote or to direct the vote of and to dispose or to direct the disposition of no shares.  In their capacities as investment managers for certain managed accounts, Messrs. Smith and Vassalluzzo may be deemed to have the shared power to vote or to direct the vote of and to dispose or to direct the disposition of 297,525 and 106,925 shares, respectively.  Voting and investment authority over investment accounts established for the benefit of certain family members and friends of Mr. Smith is subject to each beneficiary’s right, if so provided, to terminate or otherwise direct the disposition of the investment account.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

PGP, as the general partner of the Partnerships, may be deemed to beneficially own 3,056,575 shares held by the Partnerships.  Messrs. Smith and Vassalluzzo in the aggregate beneficially own 307,525 shares in their capacities as investment managers for certain managed accounts.  The Partnerships and the managed accounts have the right to receive dividends from, and the proceeds from the sale of, the shares held by the Partnerships and the managed accounts, respectively.  Voting and investment authority over managed accounts established for the benefit of certain family members and friends of Mr. Smith is subject to each beneficiary’s right, if so provided, to terminate or otherwise direct the disposition of the managed account.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   January 5, 2012

PRESCOTT GENERAL PARTNERS LLC /s/ Scott J. Vassalluzzo Name: Scott J. Vassalluzzo Title: Managing Member /s/ Thomas W. Smith Thomas W. Smith /s/ Scott J. Vassalluzzo Scott J. Vassalluzzo

JOINT FILING AGREEMENT

The undersigned agree that the foregoing Amendment No. 1 to the statement on Schedule 13G, dated January 5, 2012, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).
Date:           January 5, 2012

PRESCOTT GENERAL PARTNERS LLC

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title:  Managing Member

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo